press release

Aditya Mittal appointed President of ArcelorMittal

Luxembourg, 5 March 2018 - ArcelorMittal announces that Aditya Mittal, Group CFO and CEO of ArcelorMittal Europe, has been appointed as President, ArcelorMittal, in addition to his current responsibilities. This nomination reflects the increasing global strategic role Aditya has across the group, supporting the Chairman and CEO, Mr. Lakshmi Mittal.

Commenting, Mr. Mittal said: “Aditya has proved himself an effective and accomplished manager as Group CFO and CEO of our European operations, delivering results and creating value for the company. He will continue to work with me in shaping the future strategic direction of the group.

As President and CFO, he will continue to report to the Chairman and CEO. Together, Mr. Mittal and Aditya Mittal comprise the Chairman and CEO office.